

November 3, 2011

<u>Via Email</u>
Mr. Stephen C. Kircher
Chief Executive Officer
Solar Power, Inc.
2240 Douglas Blvd, Suite 200
Roseville, California 95661

      Re: Solar Power, Inc.
              Form 10-K for the Year Ended December 31, 2010
              Filed March 14, 2011
              File No. 000-50142

Dear Mr. Kircher:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Kevin L. Vaughn

                      Kevin L. Vaughn
                      Accounting Branch Chief